Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 11, 2012

BAYTEX TO PRESENT AT THE CIBC 2012 ENERGY CONFERENCE AND THE IPAA OIL & GAS INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (April 11, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the CIBC 2012 Energy Conference on Monday, April 16, 2012 at 10:00am EDT (8:00am MDT) in Toronto, Ontario. Additionally, Brian Ector, Vice President, Investor Relations will be presenting at the 2012 Independent Petroleum Association of America Oil & Gas Investment Symposium on Wednesday, April 18, 2012 at 9:10am EDT (7:10am MDT) in New York, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

CIBC: https://webcasts.welcome2theshow.com/cibc201204

IPAA: http://www.investorcalendar.com/CEPage.asp?ID=168050

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca